SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1*)


NAME OF ISSUER:  General Devices, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514104000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     Asset Value Management, Inc.
     376 Main Street
     P.O. Box 74
     Bedminster, New Jersey 07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:    NOVEMBER 27, 2002


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   369514104000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:    866,558

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:       866,558

10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   866,558

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   37.71%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   369514104000


1.       NAME OF REPORTING PERSON:   MYFM Capital, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New York

7.       SOLE VOTING POWER:    0

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:       0

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   CO

CUSIP NO.:   369514104000


1.       NAME OF REPORTING PERSON:   Park Lane Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Pennsylvania

7.       SOLE VOTING POWER:    0

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:       0

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER.

     This Amendment No. 1 relates to the Schedule 13D filed on February 25, 1999 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") MYFM Capital, LLC ("MYFM") and Park Lane Associates, L.P. ("Park Lane") of the common stock, $.01 par value per share ("Shares") of General Devices, Inc., a Delaware corporation (the "Company" or "General Devices"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing in private placements negotiated directly with General Devices, Asset Value has acquired 613,000 Shares at an aggregate purchase price of $115,600, MYFM has acquired 100,000 Shares at an aggregate purchase price of $20,000, Bruce E. Toll, as an individual, has acquired 325,000 Shares at an aggregate purchase price of $65,000 and Leonard M. Tannenbaum, as an individual, has acquired 50,000 Shares at an aggregate purchase price of $10,000. Asset Value and MYFM purchased the Shares with their cash reserves and Messrs., Toll and Tannenbaum purchased the Shares with personal funds.

     On November 27, 2002 pursuant to a Share Purchase Agreement dated November 21, 2002 (attached as Exhibit A) MYFM, Park Lane, and Messrs, Toll and Tannenbaum sold 725,000 Shares for aggregate cash proceeds of $116,000. Asset Value assigned its right to purchase these shares to two unrelated third parties who in the aggregate purchased 525,000 Shares and to G. Tyler Runnels, an officer of TRW, who purchased 200,000 Shares. The Shares reported by Asset Value do not include the 200,000 Shares owned by Mr. Runnels.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on November 27, 2002, Asset Value beneficially owned an aggregate of 866,558 Shares, approximately 37.71%. MYFM, Park Lane and Messrs. Toll and Tannenbaum owned no Shares.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-QSB for the quarter ended September 30, 2002.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  A -  Share Purchase Agreement dated November 21, 2002

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 3, 2002


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary


                                   MYFM CAPITAL, LLC


                                   By: /s/ Leonard M. Tannenbaum
                                       -------------------------------
                                       Leonard M. Tannenbaum
                                       Managing Partner


                                   PARK LANE ASSOCIATES, L.P.

                                   By: /s/ Bruce E. Toll
                                       -------------------------------
                                       Bruce E. Toll
                                       General Partner

                                    EXHIBIT A

                            SHARE PURCHASE AGREEMENT

     THIS SHARE PURCHASE AGREEMENT (this "Agreement"), is entered into as of the 21st day of November, 2002, by and among: (i) the holders of common stock of General Devices, Inc., a Delaware corporation (the "Corporation") listed on
Schedule I hereto (each a "Seller" and collectively the "Sellers") and (ii) Asset Value Fund Limited Partnership, a New Jersey limited partnership and/or its assignees (the "Purchaser"). Sellers and Purchaser are referred to collectively as the "Parties".

     WHEREAS, each Seller owns the number of shares of common stock, $0.01 par value per share, of the Corporation set forth opposite such Seller's respective name on Schedule 1 hereto (collectively, the "Shares");

     WHEREAS, Purchaser desires to purchase and Sellers desire to sell the Shares, on the terms and conditions hereinafter set forth.

     1. Sale and Purchase.

     1.1. Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement, Sellers hereby sell, transfer and assign the Shares, and Purchaser hereby purchases the Shares for $.16 per share or an aggregate purchase price of $116,000 (the "Share Purchase Price") payable as set forth below in Section 1.3.

     1.2. Title to Shares. Title to the Shares will be transferred to Purchaser on the date hereof, upon payment of the Share Purchase Price in accordance with
Section 1.3.

     1.3. Payment of the Share Purchase Price. On the date hereof, Purchaser will pay to each Seller the amount in U.S. dollars set forth opposite such Seller's percentage ownership on Schedule 1 hereto.

     1.4. Delivery of the Shares. On the date hereof, Sellers will deliver to Purchaser certificates representing the Shares duly endorsed for transfer to Purchaser and any other documents necessary to transfer title to the Shares.

     1.5. Resignation of Leonard M. Tannenbaum. On the date hereof, Leonard M. Tannenbaum will deliver to Purchaser signed resignation letters substantially in the form of Schedules 2 and 3 hereto.

     2. Representations and Warranties of Sellers.

     Sellers, severally, to the extent of Sellers' respective percentage ownership set forth on Schedule I hereto, hereby represent and warrant to Purchaser as follows:

     2.1. Title to Shares. Sellers are the record and beneficial holders and owners of the Shares, free and clear of any charge, claim, condition, equitable interest, community property interest, lien, security interest, right of first refusal, option, pledge, security interest, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership. Sellers further represent and warrant that (i) the Shares constitute their entire record and beneficial ownership interest in the Corporation and (ii) they have no right to acquire any other record or beneficial ownership interest in the Corporation.

     2.2. Authority, Approvals and Consents. This Agreement has been duly executed and delivered by the Sellers and constitutes a valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies. The execution, delivery and performance of this Agreement by Sellers and the consummation of the transactions contemplated hereby do not and will not:

          (a) (after notice or lapse of time or both) conflict with, result in a breach of any provision of, constitute a default under, result in the modification or cancellation of, or give rise to any right of termination in respect of, any material agreement to which a Seller is bound;

          (b) materially violate or conflict with any legal requirements applicable to Sellers; or

          (c) require any authorization,  consent, order, permit or approval of,
     or  notice  to,  or  filing,   registration  or  qualification   with,  any
     governmental, administrative or judicial authority.

     2.3. Brokers. None of the Sellers has incurred or will incur any broker's, finder's or similar fee, commission or expense, in each case in connection with the transactions contemplated by this Agreement.

     2.4. Reliance. All representations and warranties of Sellers contained herein shall be deemed to have been relied upon by Purchaser notwithstanding any investigation heretofore or hereafter made by Purchaser or by its counsel or by any other representative of Purchaser and shall survive the date hereof and continue in full force and effect for the benefit of Purchaser for an unlimited duration in case of fraud, gross negligence, material willful concealment or, in all other cases, until the third anniversary of the date hereof.

     2.5. Opportunity to Investigate. Each Seller acknowledges and agrees that it has had the opportunity to undertake a full investigation of the Corporation and its books and records including, but not limited to the (i) opportunity to investigate the interest in the oil well owned by the Corporation known as the Stockade Viara Prospect in Richland County, Montana, (ii) opportunity to contact geologists, (iii) opportunity to conduct on-site investigations of the Corporation's assets, including the oil well, and (iv) opportunity to review the books and records of the Corporation (Purchaser having heretofore made such books and records available to Sellers).

     3. Representations and Warranties of Purchaser.

     Purchaser hereby represents and warrants to Sellers as follows:

     3.1. Existence; Good Standing of Purchaser. Purchaser is validly existing as a limited partnership in good standing under the laws of New Jersey, and has the power and authority to own, lease and operate the property used in its business and to carry on its business as now being conducted. Asset Value Management, Inc. (the "General Partner") is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware, and has the corporate power and authority to own, lease and operate the property used in its business and to carry out its business as now being conducted. The General Partner is the sole general partner of Purchaser.

     3.2. Power; Authorization; Consents. Purchaser has the power and authority, acting through the General Partner, to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by Purchaser acting through its General Partner, and no other proceedings on the part of Purchaser are necessary to authorize and approve this Agreement or any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the General Partner on behalf of Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies. The execution, delivery and performance of this Agreement by the General Partner on behalf of Purchaser and the consummation of the transactions contemplated hereby do not and will not:

          (a) contravene any provisions of Purchaser's certificate of limited partnership or agreement of limited partnership;

          (b) (after notice or lapse of time or both) conflict with, result in a breach of any provision of, constitute a default under, result in the modification or cancellation of, or give rise to any right of termination in respect of, any material agreement to which Purchaser is bound;

          (c) materially violate or conflict with any legal requirements applicable to Purchaser; or

          (d) require any authorization,  consent, order, permit or approval of,
     or  notice  to,  or  filing,   registration  or  qualification   with,  any
     governmental, administrative or judicial authority.

     3.3. Brokers. Purchaser has not employed any broker or finder or has incurred or will incur any broker's, finder's or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement.

     3.4. Intent of Purchaser. Purchaser is acquiring the Shares delivered pursuant to this Agreement for its own account, and not with the view to or in connection with any distribution thereof in violation of the Securities Act of 1933, as amended.

     3.5. Reliance. All representations and warranties of Purchaser contained herein shall be deemed to have been relied upon by Sellers notwithstanding any investigation heretofore or hereafter made by Sellers or by their respective counsel or by any other representative of Sellers and shall survive the date hereof and continue in full force and effect for the benefit of Sellers for an unlimited duration in case of fraud, gross negligence, material willful concealment or, in all other cases, until the third anniversary of the date hereof.

     4. Covenants.

     4.1. Publicity. No press release or public announcement related to this Agreement, or the transactions contemplated hereby, shall be issued or made without the joint approval of Sellers and Purchaser, unless required by law, rule or regulation (including without limitation stock exchange rules), in which case Sellers and Purchaser shall have the right to review such press release or announcement prior to publication.

     4.2. Confidentiality. For a period of three years after the date of this Agreement, Sellers shall keep confidential, and cause their Affiliates and instruct their officers, directors, employees and advisors to keep confidential, all information relating to the Corporation and its business, except (i) as required by law or administrative process, (ii) as may be required or advisable in connection with the assertion or defense of any claim under this Agreement or any related agreement, and (iii) for information that is available to the public on the date hereof, or thereafter becomes available to the public other than as a result of a breach of this Section 4.2.

     5. General Provisions.

     5.1. Indemnification. Each Party hereby agrees to indemnify and hold harmless the other Party from and against any and all losses, claims, damages or liabilities (or actions in respect thereof), including reasonable fees and disbursements of counsel arising out of any breach by such indemnifying Party of its representations, warranties, obligations and agreements hereunder.

     5.2. Mutual Releases of Claims. In consideration of this Agreement, each Seller and Purchaser hereby releases and discharges the other, together with its present and former officers, directors, shareholders (whether direct or indirect), partners, employees, agents, advisors, attorneys, promoters, incorporators, predecessors, successors, parents, Affiliates, and their respective heirs, executors, administrators and assigns, of and from any and all claims, counterclaims, obligations, damages, costs, expenses, liabilities and demands whatsoever of any name and nature, whether or not now or hereinafter known, unknown or suspected, which the releasor ever had, now has or could have against the releasee arising out of or relating in any way to the facts and circumstances of the business of the Corporation other than any claims which may arise under this Agreement.

     5.3. Modification; Waivers; Severability. Except as specifically provided herein, this Agreement may be modified only by a written instrument executed by the Parties. Any of the terms and conditions of this Agreement may be waived only in writing by the party entitled to the benefits thereof. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of this Agreement, including that provision, in any other competent jurisdiction.

     5.4. Entire Agreement. This Agreement is the entire agreement of the Parties with respect to the subject matter hereof and supersedes all other prior agreements, understandings, documents, projections, financial data, statements, representations and warranties, oral or written, express or implied, between the Parties and their respective Affiliates, representatives or agents in respect of the subject matter hereof.

     5.5. Expenses. Each party shall pay its own expenses incident to the preparation and performance of this Agreement.

     5.6. Further Actions. Each party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party, at the expense of the other party, in order to consummate or implement the transactions contemplated hereby.

     5.7. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (i) if sent by reputable overnight air courier (such as DHL or Federal Express), two Business Days after mailing; (ii) if sent by facsimile transmission, with a copy mailed by first class airmail, postage prepaid, or in the manner provided in (i) above, on the same day, when transmitted and receipt is confirmed by telephone; or (iii) if otherwise actually personally delivered, when delivered and shall be delivered as follows:

If to Sellers:

         Bruce E. Toll
         3103 Philmont Avenue
         Huntingdon Valley, PA 19006

         Leonard M. Tannenbaum
         344 Main Street
         Suite 104
         Mt. Kisco, NY 10549

If to Purchaser:

         John W. Galuchie, Jr.
         Asset Value Fund Limited Partnership
         376 Main Street
         Bedminster, NJ 07921


     or to such other address or to such other person as any party hereto shall have last designated by notice to the other parties.

     5.8. Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns, provided that any assignment, by operation of law or otherwise, by any party hereto shall require the prior written consent of the other parties and any purported assignment or other transfer without such consent shall be void and unenforceable.

     5.9. No Third party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person or entity that is not a party or successor or permitted assignee of a party to this Agreement.

     5.10. Governing Law, Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey without regard to principles of conflict of law. Any action or proceeding arising out of or relating to this Agreement shall be brought only in a court located in the State of New Jersey and the parties hereby consent to the in personam jurisdiction of such a court.

     5.11. Headings. The section headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. References to Sections, unless otherwise indicated, are references to Sections of this Agreement.

     5.12. No Agreement Until Signed by all Parties. Nothing in this document will constitute an offer capable of acceptance or an agreement of any kind until this document is executed and delivered by each of the Parties.

     5.13. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same instrument.

     5.14. Certain Definitions. The following terms used herein shall have the following meanings:

     "Affiliate" means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, the Person specified.

     "Agreement" means this Share Purchase Agreement, including any schedules hereto, as amended, modified or supplemented from time to time in accordance with the terms hereof.

     "Business Day" means any day other than a Saturday or Sunday, or any other day on which commercial banks are required or permitted to be closed for business in New York.

     "Control" (including the correlative terms "Controlled by" and "under common Control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting equity interest, by contract or otherwise.

     "Person"  means an  individual,  corporation,  limited  liability  company,
partnership,   association,   joint   stock   company,   trust,   unincorporated
organization or government or political subdivision thereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                                ASSET VALUE FUND LIMITED PARTNERSHIP
                                By Asset Value Management, Inc., General Partner


                                By  /s/ John W. Galuchie, Jr.
                                    -----------------------------------------
                                    Name:    John W. Galuchie, Jr.
                                    Title:   Treasurer


                                MYFM CAPITAL, LLC


                                By  /s/ Leonard M. Tannenbaum
                                    -----------------------------------------
                                    Name:    Leonard M. Tannenbaum
                                    Title:   Managing Partner


                                PARK LANE ASSOCIATES, LP


                                By  /s/ Bruce E. Toll
                                    -----------------------------------------
                                    Name:    Bruce E. Toll
                                    Title:   General Partner


                                    BRUCE E. TOLL

                                    /s/ Bruce E. Toll
                                    -----------------------------------------


                                    LEONARD M. TANNENBAUM

                                    /s/ Leonard M. Tannenbaum
                                    -----------------------------------------

                                   SCHEDULE 1

                                                Percentage
                                Number of       Ownership          Amount of
        Name                  Shares Owned      Of Shares        Purchase Price
        ----                  ------------      ---------        --------------

Bruce E. Toll                    325,000             44.83%         $52,000

Leonard M. Tannenbaum             50,000              6.90%         $ 8,000

MYFM Capital, LLC                300,000             41.37%         $48,000

Park Lane Associates, LP          50,000              6.90%         $ 8,000
                                 -------            -------        --------
         TOTAL                   725,000            100.00%        $116,000

                                   SCHEDULE 2



                             RESIGNATION OF DIRECTOR



To: GENERAL DEVICES, INC.



     The undersigned, Leonard M. Tannenbaum, hereby resigns as a director of General Devices, Inc., such resignation to become effective forthwith.

         Dated this __th day of November, 2002.





                                                    ---------------------------
                                                    Leonard M. Tannenbaum

                                   SCHEDULE 3



                             RESIGNATION OF DIRECTOR



To:  CORTECH, INC.



     The undersigned, Leonard M. Tannenbaum, hereby resigns as a director of Cortech, Inc., such resignation to become effective forthwith.

         Dated this __th day of November, 2002.




                                                    --------------------------
                                                    Leonard M. Tannenbaum